UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SMX (SECURITY MATTERS) PLC

Full Name of Registrant

Empatan Public Limited Company

Former Name if Applicable

Mespil Business Centre, Mespil House, Sussex Road

Address of Principal Executive Office (Street and Number)

Dublin 4, Ireland D04 T4A6

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. The Registrant expects to file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Haggai Alon	(353)	1-920-1000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that there will be significant changes in finance expenses, operating expenses, and loss from the fiscal year ended December 31, 2024 when compared to the fiscal year ended December 31, 2023, as follows:

Research and Development Expenses, net

The Company’s research and development expenses for the fiscal year ended December 31, 2024, are projected to total approximately $3,059 thousand, reflecting an increase of approximately $348 thousand, or 13%, driven by various research and development investments, such as the application of the Company’s technologies to Cyber AAA, fashion and luxury and gold.

Selling and Marketing Expenses

For the fiscal year ended December 31, 2024, the Company’s selling and marketing expenses are expected to reach approximately $992 thousand, due to investment in marketing activities in new markets and regions.

General and Administrative Expenses

The Company anticipates general and administrative expenses totaling approximately $12,729 thousand for the fiscal year ended December 31, 2024, which represents a decrease of $3,837 thousand, or 23%, compared to $16,567 thousand for the fiscal year ended December 31, 2023, due to reduced business transaction costs.

Operating Loss

For the fiscal year ended December 31, 2024, the Company expects to report an operating loss of approximately $16,781 thousand, an improvement from the $36,741 thousand loss reported for the fiscal year ended December 31, 2023, which included one-time listing expenses of $16,802 thousand. These losses are largely attributed to increased investments in research and development and accelerated business development activities.

Finance Expenses, Net

For the fiscal year ended December 31, 2024, the Company anticipates net finance expenses of approximately $7,414 thousand, reflecting an increase of $1,103 thousand, or 17%, compared to $6,311 thousand for the fiscal year ended December 31, 2023. This increase is mainly due to the revaluation of convertible notes and public warrants financial liabilities at fair value.

Net Loss

Consequently, the Company expects a net loss of approximately $35,442 thousand for the fiscal year ended December 31, 2024, compared to a net loss of $20,989 thousand, or 41%, for the fiscal year ended December 31, 2023, which included a onetime gain from the remeasurement of investments in associated companies amounting to $22,164 thousand.

SMX (SECURITY MATTERS) PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2025	By:	/s/ Haggai Alon
Haggai Alon
Chief Executive Officer